

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

> **Re: China Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-34386**

Dear Mr. Yu:

We have reviewed your filing and response letter dated August 6, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Corporate Structure, page 6

1. Please tell us in your response letter how your ownership structure complies with the PRC legal restrictions on foreign ownership and investment in internet and education businesses. In future filings disclose whether any of your subsidiaries are wholly owned foreign enterprises (WOFE) and disclose the business scope of each subsidiary.

Government Regulations, page 11

2. In future filings please disclose each of the education and business licenses and permits you and your subsidiaries are required to hold. If material, add risk factor disclosure in future filings regarding any licenses or permits you or your subsidiaries do not currently hold.

You may contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any questions.

Sincerely,
/s Robert Bartelmes, for

Larry Spirgel
Assistant Director